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                                  United States
                       Securities and Exchange Commission
                              Washington, DC 20549

                                    FORM 6-K
                        Report of Foreign Private Issuer
                            Pursuant to Rule 13a-16
                or 15d-16 of the Securities Exchange Act of 1934
                Date of Report (Date of earliest event reported):
                                  July 9, 2001

                        Commission File Number 000-27663

                             SATYAM INFOWAY LIMITED
             (Exact name of registrant as specified in its charter)
                                 Not Applicable
                 (Translation of registrant's name into English)
                                Republic of India
                 (Jurisdiction of incorporation or organization)
                              Tidel Park, 2nd Floor
                             No. 4, Canal Bank Road
                        Taramani, Chennai 600 113, India
                                (91) 44-254-0770
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F [X] Form 40 F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.


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Item 7. Financial Statements and Exhibits.

        (c)     Exhibits:

                99.1    Proxy Information Statement to Holders of Equity Shares.


                99.2 Proxy Information Statement to Holders of American Depositary Shares.


                99.3    Proxy Form for Holders of American Depositary Shares.



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                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.

Date:  July 9, 2001         SATYAM INFOWAY LIMITED



                             By: /s/ R. Ramaraj
                                 ----------------------------------
                                 Name: R. Ramaraj
                                 Title: Chief Executive Officer



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                                  EXHIBIT INDEX


Exhibit Number     Description
--------------     -----------
99.1               Proxy Information Statement to Holders of Equity Shares.

99.2               Proxy Information Statement to Holders of American Depositary Shares.

99.3               Proxy Form for Holders of American Depositary Shares.